

July 1, 2011

Via E-mail
Mr. George Paquet
President and Chief Executive Officer
Future Energy, Corp.
840 23rd Street
St. Georges, Quebec G5Y 4N6 Canada

> **Re:     Future Energy, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 13, 2011**
> **File No. 333-170201**

Mr. Paquet:

We have reviewed the amendment to your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

General

1.      Please clarify throughout your filing your obligations in connection with your interests in the Sesser wells and the wells in the Charles Prior project.  For example, and without limitation, your disclosure at page 5 that you have agreed to share the proportionate costs of the joint venture does not appear to be consistent with your disclosure at page 16 that you are not responsible for expenses such as drilling, testing, and completion of the wells. Please also tell us, with a view toward disclosure, whether you would be responsible for any environmental or other liabilities related to such wells.  Please also tell us the source for any such liabilities, or limitation of such liabilities, as applicable.

2.      We note your response to comment 4 from our letter dated May 3, 2011, and your disclosure that neither Mr. Villines nor his affiliated companies have received any compensation or commission in conjunction with the assignment of either of the wells projects in which you own working interests.  With a view toward disclosure, and to the extent known, please explain to us why Mr. Villines maintains online postings presenting such interests in the wells, given your disclosure that he does not receive any such compensation or commission.

3.      We note that in your letter dated April 5, 2011, you indicate that George and Melaney Paquet have not visited the subject properties.  Please disclose this information in your registration statement.

4.      Please disclose in your registration statement the information that you included in your response to comment 7 from our letter dated November 24, 2010 with respect to the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.

Prospectus Summary, page 5

Our Business, page 5

5.      Please revise your filing to clarify the status of the Sesser wells and the wells in the Charles Prior project.  For example, and without limitation, please clarify whether such wells are presently producing.  In addition, please revise your filing to clarify the operator's plans for such wells.  For example, and without limitation, please disclose whether the operator intends to conduct additional testing and treating on such wells to stimulate production.  If so, please disclose the anticipated timeline for such activities. Please also revise your disclosure to clarify whether the operator intends to continue pumping activities at each such well.

6.      Please revise your filing to update any well production data.

7.      We note your statement that you have acquired one injection well.  Please clarify your interest in such well.  In addition, please disclose from whom such well was acquired, and also your cost of acquiring the well.

Risk Factors, page 8

8.      We note your response to comment 7 from our letter dated May 3, 2011.  However, you have not revised certain of your risk factor headings to reflect your limited interest in the oil and gas properties. For example, the risk factors on page 12 entitled "Even if we

discover" and "There can be no assurance that we will discover," should be tailored to reflect your limited interest in the oil and gas properties.

9. Please tailor your risk factor disclosure to address the risks that are applicable to you. For example, we note your reference at page 11 to an increase in equipment suppliers, manufacturers, dealers and distributors, but it is not clear how such items are applicable to your business. Similarly, you disclose at page 13 that to the extent the exploration activities performed on the Sesser wells and the wells in the Charles Prior project are conducted in remote areas or under-developed markets, needed facilities may not be proximate to the operations or readily available. If such wells are located in remote areas or under-developed markets, please revise your disclosure to include this information.

10. In response to comment 10 from our letter dated May 3, 2011, you disclose your cash on hand and net loss figures as of January 31, 2011. Please update this information.

11. You indicate in response to comment 11 from our letter dated May 3, 2011 that you decided to include the experience of directors Andersen and Villines in your prospectus summary in order to counterbalance the inexperience of Mr. and Ms. Paquet in the oil and gas industry. Please disclose in your prospectus summary the amount of time that you anticipate that directors Anderson and Villines will each devote to your business. Please also include risk factor disclosure, if appropriate.

Financial Statements, page F-1

12. We note that your financial statements are no longer current. Please amend your filing to include updated interim financial statements as necessary to comply with Rule 8-08 of Regulation S-X. When you amend your filing, please ensure you include all audited periods required by Rule 8-02 of Regulation S-X. In this regard, presenting the audited period from your inception to the date of your most recent fiscal year end of July 31, 2010 appears required.

13. We note your response to comment 15 from our letter dated May 3, 2011 and the updated status of your projects you have provided. Please tell us how you have considered the guidance of FASB ASC 932-360-35-11 with respect to your unproved property balances. In your response, please provide an analysis of the relevant factors you considered in support of your conclusion. Refer to FASB ASC 932-360-35-19.

Exhibits

14. Please file as exhibits to your filing the documents that will define the rights of the unit holders. For example, and without limitation, please file forms of the unit certificates, warrant certificates, and warrant agreement, as applicable. If the warrant agreement will not be governed by the laws of Nevada, please obtain and file a legality opinion that

covers such other relevant laws.  In that regard, we note that the legality opinion filed as Exhibit 5.1 is limited to the laws of Nevada.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters.  Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Via E-mail
        Luis Carillo, Esq.